

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2025

Eric H. Baker
Chief Executive Officer
StubHub Holdings, Inc.
175 Greenwich Street, 59th Floor
New York, New York 10007

> **Re: StubHub Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Response dated May 2, 2025**
> **File No. 333-286000**

Dear Eric H. Baker:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 2, 2025 letter.

Response dated May 2, 2025

General

1. We note your response to prior comment 1 and reissue the comment. Where you opt to discuss your founding in 2000, revise to acknowledge Mr. Fluhr as co-founder, if true, or remove such discussion from your prospectus.

2. We note your response to prior comment 2. Please provide us with a detailed analysis of how you determined that revenue recognition for controlled tickets should be on a gross basis, citing the authoritative literature used to reach your conclusion.

3.   We note your response to prior comment 2 and your proposed disclosure that under the direct issuance model "[c]ontent rights holders manage the distribution process themselves, listing their tickets directly on our marketplace as any other seller would, or they may elect to have us or another third party facilitate distribution on their behalf." In connection therewith:

- Revise to further explain the differences in the two ways in which you employ the direct issuance model. State which method involves your use of controlled tickets, as discussed in your your Management's Discussion and Analysis of Financial Condition and Results of Operations, so that investors clearly understand the different ways that each method operates and how you generate revenue under each method. Ensure you clearly disclose which method requires a payment by you for the tickets and whether you bear the risk with respect to unsold tickets.

- Elaborate upon what "third party" is facilitating distributions if not by you.

- Please revise to ensure consistency throughout the prospectus in your use of the term "facilitate" to describe your involvement in the distribution of tickets. When used in discussing the two types of direct issuance models, your use of the term "facilitate" appears to describe the model where you agree to distribute a certain number of tickets on behalf of the content rights holder and receive revenue based on the total sales price of the ticket. However, in your Management's Discussion and Analysis of Financial Condition and Results of Operations, you state that you "facilitate" all or most of the transactions, both for secondary ticketing and direct issuance sales (e.g., "[w]e generate substantially all of our revenue from fees we charge to facilitate purchase and sale transactions between buyers and sellers of tickets on our marketplace," and "we must continue to monetize the ticketing transactions that we facilitate on our platform "). The use of "facilitate" in this instance appears to describe the use by the content rights holder of your marketplace to sell their tickets and you would receive fees based on a percentage of the value of the transaction.

4.   We note your response to prior comment 2 regarding your direct issuance model. Please revise the prospectus summary and the business section to clearly discuss in further detail the structure of your commercial agreements with content rights holders and explain your obligations under the agreements. Clarify that the tickets subject to these arrangements are referred to by you as "controlled tickets," as you indicate in your response. We note your proposed disclosure that you "agreed to make specified fixed payments to certain content rights holders in the event that sales of their original issuance tickets through our direct issuance solution do not achieve the aggregate monetary thresholds identified in the relevant agreements with such content rights holders." This disclosure suggests that the fixed payment is a penalty amount paid only if ticket sales do not reach the agreed-upon threshold, which is inconsistent with your disclosure elsewhere that the fixed cost is a fixed payment due to the content rights holders under the relevant agreement. Please revise to clearly explain your obligations to pay the fixed amount and variable amount. Ensure that your disclosure

explains whether you pay the fixed amount to the content rights holder regardless of the aggregate monetary threshold specified in the agreement and if this results in you bearing the risk of any unsold tickets below the agreed-upon amount. Also clarify, if accurate, that the aggregate monetary threshold is used only to determine additional amounts that may be owed to the content rights holder for sales above this threshold amount, but does not impact the fixed amount. In connection therewith, ensure your disclosure clearly reflects the cost structure throughout the prospectus in the sections in which you discuss it. For example, clarify whether the $121.5 million in purchase obligations (discussed on page 105) contemplates solely the fixed costs or both the fixed and variable costs. Include a separate risk factor highlighting the risk that you bear in connection with the "controlled ticket" agreements due to the purchase commitments, or tell us why such risk factor is not necessary. In connection therewith, highlight that you bear certain fixed and variable costs associated with selling certain direct issuance tickets even though you do not have exclusivity with respect to such tickets, if true.

5.   We note your disclosure in the prospectus summary that "[i]n 2024, we surpassed $100 million of annual direct issuance GMS transacted on our marketplace and are only scratching the surface of this opportunity." Given your recent entry into the distribution of original issuance tickets, please revise to clarify what portion of the approximately $100 million in annual direct issuance GMS was attributed to the "controlled tickets" model in which you agreed to make specified fixed payments versus the "direct issuance" model where the content rights holder distributes tickets through your marketplace in the same manner as resellers. We also note your revised disclosure stating that "we do not expect such commercial arrangements to be a significant portion of our strategy as our direct issuance solutions scales." Please explain the basis for this statement to provide investors with more complete context for your business model moving forward. Additionally, your disclosure in Management's Discussion and Analysis indicates that your entry into commercial arrangements with certain content rights holders resulted in your revenue increasing $402.9 million and your costs and expenses increasing by $518.1 million from 2023 to 2024. However, your disclosure on page 86 indicates that the overall increase in your revenue in the amount of $402.9 million was "primarily due to an increase in transaction volume on our platform." So that investors can understand the material drivers of your year over year changes, please revise to clearly indicate the amount of the increase in revenue that was due to your commercial arrangements with content rights holders under the direct issuance model versus the increase in secondary ticketing transaction volume. Please similarly clarify the material drivers for costs and expenses as your disclosure on page 86 states that controlled ticket costs accounted for $82.9 million of the $102.2 million increase in cost of revenue.

6.   We note your response to prior comment 4 that "[t]he Company confirms for the Staff that it currently has one arrangement with a single content rights holder that includes future purchase commitments which . . . ." We also note your proposed disclosure that "we entered into certain commercial arrangements with content rights holders in 2024 to help accelerate the adoption of our direct issuance solution." Revise to reconcile this inconsistency and clarify whether you have one arrangement with a single content rights holder, or if you have multiple arrangements with content right holders that

contemplate purchase commitments. Clarify this in your disclosure throughout the prospectus. To the extent there is a distinction between the agreements you discuss here (e.g., if the purchase commitment agreement is different than the commercial arrangements where you agree to make specified fixed payments), revise to clarify.

7. We note your disclosure that you "are already working with marquee content rights holders, including teams in the NBA, MLB, and European soccer as well as with major musical artists and festivals." Please revise to clarify whether you have any agreements currently in place with any of these partners. If so, disclose whether these agreements are for direct issuance by such partners and, if so, if they are under the "controlled tickets" model or are for the direct sale of tickets by such partners through your platform. State whether such arrangements contributed to your direct issuance GMS in 2024.

8. We note your response to prior comment 5, as well as your proposed disclosure that "we anticipate a reduction in our controlled ticket costs as a percentage of revenue, as we do not expect commercial arrangements that result in the accounting treatment of controlled tickets to be a significant portion of our strategy as our direct issuance solution scales." To balance such disclosure, revise to acknowledge that you will incur controlled ticket costs of approximately $40 million in each of 2025, 2026 and 2027, according to page F-36.

Please contact Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Adam J. Gelardi